Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

The Board of Directors
WSFS Financial Corporation:

We consent to the incorporation by reference in the registration statement (no. 333-189782) on Form S-8 of WSFS Financial Corporation of our report dated June 21, 2018 with respect to the statements of net assets available for benefits of the WSFS Financial Corporation Section 401(k) Savings and Retirement Plan as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements), and the supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at Year End) as of December 31, 2017 which report appears in the December 31, 2017 Annual Report on Form 11-K of the WSFS Financial Corporation Section 401(k) Savings and Retirement Plan.
/s/ KPMG LLP
Philadelphia, Pennsylvania
June 21, 2018